State of Delaware
Secretary of State
Division of Corporations
Delivered 06:36 PM 11/25/2020
FILED 06:36 PM 11/25/2020
SR 20208498783 - File Number 6535520

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

REELWURLD, INC.

Reelwurld, Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "**General Corporation Law**"),

DOES HEREBY CERTIFY:

1. That the name of this corporation is Reelwurld, Inc., and that this corporation was originally incorporated pursuant to the General Corporation Law on September 7, 2017.

2. That the Board of Directors duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows:

RESOLVED, that the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as follows:

Article I

The name of the corporation is ReelwUrld, Inc. (the "Corporation").

Article II

The address of the registered office of the Corporation in the State of Delaware is 651 N. Broad Street, Suite 206, Middletown, Delaware 19709. The name of the registered agent of the Corporation at such address is Legalinc Corporate Services.

Article III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware.

Article IV

Immediately upon the filing of this Amended and Restated Certificate of Incorporation, each outstanding shares of Common Stock will be exchanged, automatically and without further action, into that number of shares of Class B Common Stock equal to the quotient of 10.7 divided by 3 (the "Stock Split"). The Stock Split shall also apply to any outstanding securities or rights convertible into, or exchangeable or exercisable for, Common Stock of the Corporation. The Stock Split shall be effected on a certificate-by-certificate basis and no fractional shares

shall be issued upon the exchange and any such fractional shares shall be rounded up to the nearest whole share.

Article V

(A)   The total number of shares of capital stock of which the Corporation shall have authority to issue is Forty Million (40,000,000) shares of Common Stock, with a par value of $0.0001 per share. Twenty Five Million (25,000,000) shares of the authorized Common Stock of the Corporation are hereby designated "**Class A Common Stock**" and Fifteen Million (15,000,000) shares of the authorized Common Stock of the Corporation are hereby designated "**Class B Common Stock**."

(B)   **Rights, Powers and Restrictions of Class A Common Stock.**

The rights, powers and restrictions granted to and imposed on the Class A Common Stock are as set forth below in this Article V.

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class A Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class B Common Stock out of any assets of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class B Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class A Common Stock; provided, however, that dividends payable in shares of Class B Common Stock or rights to acquire Class B Common Stock may be declared and paid to the holders of the Class B Common Stock without the same dividend being declared and paid to the holders of the Class A Common Stock if and only if a dividend payable in shares of Class A Common Stock or rights to acquire Class A Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class B Common Stock shall be declared and paid to the holders of Class A Common Stock.

2.   Redemption. The Class A Common Stock is not redeemable.

3.   Voting Rights. Each holder of Class A Common Stock shall have the right to one (1) vote per share of Class A Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class A Common Stock shall at all times vote together with the holders of Class B Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class A Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the

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Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law.

4.   Subdivisions or Combinations. If the Corporation in any manner subdivides or combines the outstanding shares of Class B Common Stock, then the outstanding shares of Class A Common Stock will be subdivided or combined in the same proportion and manner.

5.   Equal Status. Except as expressly set forth in this Article V, Class A Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class B Common Stock.

(C)   **Rights, Powers and Restrictions of Class B Common Stock.**

The rights, powers and restrictions granted to and imposed on the Class B Common Stock are as set forth below in this Article V.

1.   Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Class B Common Stock shall be entitled to receive, when and as declared by the Board of Directors, such dividends as may be declared from time to time by the Board of Directors with respect to the Class A Common Stock out of assets or funds of the Corporation legally available therefor, and no dividend shall be declared or paid on shares of the Class A Common Stock unless the same dividend with the same record date and payment date shall be declared or paid on the shares of Class B Common Stock; provided, however, that dividends payable in shares of Class A Common Stock or rights to acquire Class A Common Stock may be declared and paid to the holders of the Class A Common Stock without the same dividend being declared and paid to the holders of the Class B Common Stock if and only if a dividend payable in shares of Class B Common Stock or rights to acquire Class B Common Stock (as the case may be) at the same rate and with the same record date and payment date as the dividend declared and paid to the holders of the Class A Common Stock shall be declared and paid to the holders of Class B Common Stock.

2.   Redemption. The Class B Common Stock is not redeemable.

3.   Voting Rights. Each holder of Class B Common Stock shall be entitled to ten (10) votes per share of Class B Common Stock, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of the Corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Except as expressly provided by this Restated Certificate or as provided by law, the holders of shares of Class B Common Stock shall at all times vote together with the holders of Class A Common Stock as a single class on all matters (including the election of directors) submitted to vote or for the consent of the stockholders of the Corporation. The number of authorized shares of Class B Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders or shares of stock of the Corporation representing a majority of the votes represented by all outstanding shares of stock of the

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Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law of the State of Delaware.

4.   Conversion.

(a)   Each share of Class B Common Stock shall be convertible into one (1) fully paid and nonassessable share of Class A Common Stock at the option of the holder thereof at any time upon written notice to the Corporation. Before any holder of Class B Common Stock shall be entitled to convert any shares of such Class B Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the principal corporate office of the Corporation or of any transfer agent for the Class B Common Stock, and shall give written notice to the Corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Class A Common Stock are to be issued. The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Class B Common Stock, or to the nominee or nominees or such holder, a certificate or certificates for the number of shares of Class A Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior the close of business on the date of such surrender of the shares of Class B Common Stock to be converted, and the person or persons entitled to receive the shares of Class A Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Class A Common Stock as of such date. Each share of Class B Common Stock that is converted pursuant to this Section 4(a) shall be retired by the Corporation and shall not be available for reissuance.

(b)   Each share of Class B Common Stock shall be automatically, without further action by the holder thereof, converted into one (1) fully paid and nonassessable share of Class A Common Stock, upon the occurrence of a Transfer (as defined in Section (D)(4) of this Article V), other than a Permitted Transfer (as defined in Section (D)(5) of this Article V), of such share of Class B Common Stock. Each outstanding stock certificate, if any, that immediately prior to such Transfer represented one or more shares of Class B Common Stock subject to such Transfer shall, upon and after such Transfer, be deemed to represent an equal number of shares of Class A Common Stock, without the need for surrender or exchange thereof. The Corporation shall, upon the request of each such holder and upon receipt of such holder's outstanding certificate, issue and deliver to such holder new certificates representing such holder's shares of Class A Common Stock. Each share of Class B Common Stock that is converted pursuant to this Section (B)(4)(b) of Article V shall be retired by the Corporation and shall not be available for reissuance.

(c)   The Corporation may, from time to time, establish such policies and procedures, not in violation of applicable law or the other provisions of this Amended and Restated Certificate, relating to the conversion of the Class B Common Stock into Class A Common Stock and the dual class common stock structure contemplated by this Restated Certificate as it may deem necessary or advisable. If the Corporation has reason to believe that a Transfer giving rise to a conversion of shares of Class B Common Stock into Class A Common Stock has occurred but has not theretofore been reflected on the books of the Corporation, the Corporation may request that the holder of such shares furnish affidavits or other evidence to the Corporation as it reasonably deems necessary to determine whether a conversion of shares of

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Class B Common Stock to Class A Common Stock has occurred, and if such holder does not within ten (10) days after the date of such request furnish sufficient evidence to the Corporation (in the manner provided in the request) to enable the Corporation to determine that no such conversion has occurred, any such shares of Class B Common Stock, to the extent not previously converted, shall be automatically converted into shares of Class A Common Stock and the same shall thereupon be registered on the books and records of the Corporation. In connection with any action of stockholders taken at a meeting or by written consent, the stock ledger of the Corporation shall be presumptive evidence as to who are the stockholders entitled to vote in person or by proxy at any meeting of stockholders or in connection with any written consent and the classes of shares held by each such stockholder and the number of shares of each class held by such stockholder.

        5.   <u>Subdivisions or Combinations</u>. If the Corporation in any manner subdivides or combines the outstanding shares of Class A Common Stock, then the outstanding shares of Class B Common Stock will be subdivided or combined in the same proportion and manner.

        6.   <u>Equal Status</u>. Except as expressly set forth in this Article V, Class B Common Stock shall have the same rights and powers of, rank equally to, share ratably with and be identical in all respects and as to all matters to Class A Common Stock.

        7.   <u>Reservation of Stock</u>. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Class A Common Stock, solely for the purpose of effecting the conversion of the shares of Class B Common Stock, such number of shares of Class A Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Class B Common Stock into shares of Class A Common Stock

    (D)   **Definitions.** For purposes of this Article V:

        1.   "<u>Family Member</u>" shall mean with respect to any natural person who is a Qualified Stockholder, the spouse, parents, grandparents, lineal descendants, siblings and lineal descendants of siblings of such Qualified Stockholder.

        2.   "<u>Qualified Stockholder</u>" shall mean (a) any registered holder of a share of Class B Common Stock and (b) any Permitted Transferee.

        3.   "<u>Permitted Entity</u>" shall mean with respect to a Qualified Stockholder (a) a Permitted Trust (as defined below) solely for the benefit of (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder, or (b) any general partnership, limited partnership, limited liability company, corporation or other entity exclusively owned by (i) such Qualified Stockholder, (ii) one or more Family Members of such Qualified Stockholder and/or (iii) any other Permitted Entity of such Qualified Stockholder.

        4.   "<u>Transfer</u>" of a share of Class B Common Stock shall mean any sale, assignment, transfer, conveyance, hypothecation or other transfer or disposition of such share or any legal or beneficial interest in such share, whether or not for value and whether voluntary or involuntary or by operation of law, including, without limitation, a transfer of a share of Class B

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Common Stock to a broker or other nominee (regardless of whether there is a corresponding change in beneficial ownership), or the transfer of, or entering into a binding agreement with respect to, Voting Control (as defined below) over such share by proxy or otherwise; provided, however, that the following shall not be considered a "Transfer" within the meaning of this Article V:

    (a)   the granting of a revocable proxy to officers or directors of the Corporation at the request of the Board of Directors in connection with actions to be taken at an annual or special meeting of stockholders;

    (b)   entering into a voting trust, agreement or arrangement (with or without granting a proxy) solely with stockholders who are holders of Class B Common Stock that (i) is disclosed either in a Schedule 13D filed with the Securities and Exchange Commission or in writing to the Secretary of the Corporation, (ii) either has a term not exceeding one (1) year or is terminable by the holder of the shares subject thereto at any time and (iii) does not involve any payment of cash, securities, property or other consideration to the holder of the shares subject thereto other than the mutual promise to vote shares in a designated manner; or

    (c)   the pledge of shares of Class B Common Stock by a stockholder that creates a mere security interest in such shares pursuant to a bona fide loan or indebtedness transaction for so long as such stockholder continues to exercise Voting Control over such pledged shares; provided, however, that a foreclosure on such shares or other similar action by the pledgee shall constitute a "Transfer" unless such foreclosure or similar action qualifies as a "Permitted Transfer".

A "Transfer" shall also be deemed to have occurred with respect to a share of Class B Common Stock beneficially held by (i) an entity that is a Permitted Entity, if there occurs any act or circumstance that causes such entity to no longer be a Permitted Entity or (ii) an entity that is a Qualified Stockholder, if there occurs a Transfer on a cumulative basis, from and after the Covered Security Date, of a majority of the voting power of the voting securities of such entity or any direct or indirect Parent of such entity, other than a Transfer to parties that are, as of the Covered Security Date, holders of voting securities of any such entity or Parent of such entity. "Parent" of an entity shall mean any entity that directly or indirectly owns or controls a majority of the voting power of the voting securities of such entity.

    5.   "Permitted Transfer" shall mean, and be restricted to, any Transfer of a share of Class B Common Stock:

    (a)   by a Qualified Stockholder to (i) one or more Family Members of such Qualified Stockholder, or (ii) any Permitted Entity of such Qualified Stockholder; or

    (b)   by a Permitted Entity of a Qualified Stockholder to (i) such Qualified Stockholder or one or more Family Members of such Qualified Stockholder, or (ii) any other Permitted Entity of such Qualified Stockholder.

    6.   "Permitted Transferee" shall mean a transferee of shares of Class B Common Stock received in a Transfer that constitutes a Permitted Transfer.

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7. "Permitted Trust" shall mean a bona fide trust where each trustee is (a) a Qualified Stockholder, (b) Family Member or (c) a professional in the business of providing trustee services, including private professional fiduciaries, trust companies and bank trust departments.

8. "Voting Control" shall mean, with respect to a share of Class B Common Stock, the power (whether exclusive or shared) to vote or direct the voting of such share by proxy, voting agreement or otherwise.

Article VI

Each outstanding share of Common Stock of the Corporation as of the date of this Restated Certificate is hereby reclassified and reconstituted as one share of Class B Common Stock.

Article VII

The business and affairs of the Corporation shall be managed by the Board of Directors, and the Directors need not be elected by ballot unless required by the Bylaws of the Corporation. The number of Directors of the Corporation shall be determined in the manner provided by the Bylaws and may be increased or decreased from time to time in the manner provided therein.

Article VIII

In furtherance and not in limitation of the powers conferred by the laws of the State of Delaware, the Board of Directors is expressly authorized to adopt, amend or repeal the Bylaws; provided, however, the Board of Directors may not repeal or amend any bylaw that the stockholders have expressly provided may not be amended or repealed by the Board of Directors. The stockholders shall also have the power to adopt, amend or repeal the Bylaws for this corporation.

Article IX

The Corporation reserves the right to amend and repeal any provision contained in this certificate of incorporation in the manner prescribed by the laws of the State of Delaware. All rights herein conferred are granted subject to this reservation.

Article X

A Director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a Director, except for liability (i) for any breach of the Director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the Director derived any improper personal benefit. If the Delaware General Corporation Law is amended after approval by the stockholders of this article to authorize corporate action further eliminating or limiting the personal liability of directors, then

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the liability of a Director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

Any repeal or modification of the foregoing paragraphs by the stockholders of the Corporation shall not adversely affect any right or protection of a Director of the Corporation existing at the time of such repeal or modification.

Article XI

To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

Any amendment, repeal or modification of the foregoing provisions of this Article Eleven shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

Article XII

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board of Directors (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

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3.   That the foregoing amendment and restatement was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4.   That this Amended and Restated Certificate of Incorporation, which restates and integrates and further amends the provisions of this Corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

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IN WITNESS WHEREOF, this Amended and Restated Certificate of Incorporation has been executed by a duly authorized officer of this corporation on this 30th day of November 2020.

/s/ JAN LUCANUS CHILDRES
Jan Lucanus Childres, Chief Executive Officer

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